Exhibit 21.3

RYERSON CANADA, INC.

Annual Report for the period ended December 31, 2009

FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Index to Consolidated Financial Statements

Page
Financial Statements
Report of Independent Auditors	1
Consolidated Statements of Operations for the years ended December 31, 2009 and 2008, and the period from October 20, 2007 to December 31, 2007 (Successor), and the period from January 1, 2007 to October 19, 2007 (Predecessor)	2
Consolidated Statements of Cash Flows for the years ended December 31, 2009 and 2008 and the period from October 20, 2007 to December 31, 2007 (Successor), and the period from January 1, 2007 to October 19, 2007 (Predecessor)	3
Consolidated Balance Sheets at December 31, 2009 and 2008 (Successor)	4
Consolidated Statements of Stockholders’ Equity for the years ended December 31, 2009 and 2008, and the period from October 20, 2007 to December 31, 2007 (Successor), and the period from January 1, 2007 to October 19, 2007 (Predecessor)	5
Notes to Consolidated Financial Statements	6

1

REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Stockholders of

Ryerson Canada, Inc.

We have audited the accompanying consolidated balance sheets of Ryerson Canada, Inc. and Subsidiary Companies (“the Company”) as of December 31, 2009 and 2008 and the related consolidated statements of operations, stockholders’ equity and cash flows of the Company for the years ended December 31, 2009, December 31, 2008, and the period from October 20, 2007 through December 31, 2007 and of the Predecessor for the period from January 1, 2007 through October 19, 2007. These financial statements are the responsibility of management of the Company. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company at December 31, 2009 and 2008 and the consolidated results of their operations and their cash flows for the years ended December 31, 2009, December 31, 2008, and the period from October 20, 2007 through December 31, 2007 and of the Predecessor for the period from January 1, 2007 through October 19, 2007, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP
Toronto, Canada,	Chartered Accountants
March 31, 2010.	Licensed Public Accountants

RYERSON CANADA, INC. AND SUBSIDIARY COMPANIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(In millions, expressed in US Dollars)

	Successor			Predecessor
	Year Ended December 31, 2009	Year Ended December 31, 2008	October 20 to December 31, 2007	January 1 to October 19, 2007
Net sales	$308.7	$553.3	$121.1	$494.7
Cost of materials sold	260.0	462.3	102.3	411.5

Gross profit	48.7	91.0	18.8	83.2
Warehousing, delivery, selling, general and administrative	52.5	61.8	12.8	52.5
Other postretirement benefits curtailment gain	(2.0)	—	—	—
Restructuring and plant closure costs	—	—	—	0.6

Operating profit (loss)	(1.8)	29.2	6.0	30.1
Other expense:
Other income and (expense), net	(11.6)	—	2.1	0.2
Interest and other expense on debt	(0.9)	(0.9)	(0.2)	(1.1)
Interest income (expense) on related party loans, net	1.7	(0.4)	(0.1)	(0.6)

Income (loss) before income taxes	(12.6)	27.9	7.8	28.6
Provision (benefit) for income taxes	(1.4)	9.4	2.6	10.0

Net income (loss)	$(11.2)	$18.5	$5.2	$18.6

See Notes to Consolidated Financial Statements.

RYERSON CANADA, INC. AND SUBSIDIARY COMPANIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In millions, expressed in US Dollars)

	Successor			Predecessor
	Year Ended December 31, 2009	Year Ended December 31, 2008	October 20 to December 31, 2007	January 1 to October 19, 2007
Operating Activities:
Net income (loss)	$(11.2)	$18.5	$5.2	$18.6

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	1.1	2.1	0.4	2.5
Deferred income taxes	0.9	0.3	0.9	0.7
Deferred employee benefit costs	(0.4)	(0.4)	(1.2)	(0.4)
Other postretirement benefits gain	(2.0)	—	—	—
Change in operating assets and liabilities, net of effects of acquisitions:
Receivables	25.0	22.7	2.9	(8.9)
Inventories	14.0	21.8	9.0	23.4
Related party receivable/payable	(2.3)	2.6	(1.1)	(2.4)
Other assets	(0.7)	(0.6)	3.6	(1.3)
Accounts payable	(4.4)	(13.3)	(7.7)	14.7
Accrued liabilities	(1.5)	(3.6)	(2.6)	1.9
Accrued taxes payable/receivable	(2.3)	(1.4)	0.2	(8.9)
Other items	—	(0.4)	(1.6)	0.2

Net adjustments	27.4	29.8	2.8	21.5

Net cash provided by operating activities	16.2	48.3	8.0	40.1

Investing Activities:
Capital expenditures	(1.9)	(1.3)	(0.7)	(3.8)
Proceeds from sales of property, plant and equipment	—	—	—	1.6
Loan to related parties	(240.0)	—	(30.0)	—
Loan repayment from related parties	240.0	30.0	—	—

Net cash provided by (used in) investing activities	(1.9)	28.7	(30.7)	(2.2)

Financing Activities:
Net short-term proceeds/(repayments) under credit facility	—	—	—	(21.5)
Net increase (decrease) in book overdrafts	—	(5.3)	5.3	(4.3)
Capital contribution from Parent	—	—	1.6	0.2

Net cash provided by (used in) financing activities	—	(5.3)	6.9	(25.6)

Net increase (decrease) in cash and cash equivalents	14.3	71.7	(15.8)	12.3
Effect of exchange rate changes on cash and cash equivalents	9.4	(11.2)	1.9	1.6

Net change in cash and cash equivalents	23.7	60.5	(13.9)	13.9
Cash and cash equivalents—beginning of period	60.5	—	13.9	—

Cash and cash equivalents—end of period	$84.2	$60.5	$—	$13.9

Supplemental Disclosures
Cash paid during the period for:
Interest paid to third parties	$0.6	$0.6	$—	$1.5
Interest paid to (received from) related parties	(1.8)	0.8	0.2	0.6
Income taxes, net	(0.5)	9.8	2.4	18.9

See Notes to Consolidated Financial Statements.

RYERSON CANADA, INC. AND SUBSIDIARY COMPANIES

CONSOLIDATED BALANCE SHEETS

(In millions, except share data, expressed in US Dollars)

	At December 31, 2009	At December 31, 2008
Assets
Current assets:
Cash and cash equivalents	$84.2	$60.5
Receivables less provision for allowances, claims and doubtful accounts of $0.8 in 2009 and $0.7 in 2008	39.4	56.9
Inventories (Note 3)	55.6	60.6
Prepaid expenses and other assets	8.2	4.2

Total current assets	187.4	182.2
Property, plant and equipment, net of accumulated depreciation (Note 4)	40.0	33.9
Goodwill (Note 11)	6.6	5.7
Intangible assets (Note 12)	1.1	1.0
Deferred income taxes (Note 10)	3.4	2.5
Other assets	1.2	1.8

Total assets	$239.7	$227.1

Liabilities
Current liabilities:
Accounts payable	$11.3	$13.9
Related party payable (Note 16)	0.2	2.0
Accrued liabilities:
Salaries, wages and commissions	0.5	2.7
Other accrued liabilities	2.3	2.5

Total current liabilities	14.3	21.1
Related party long-term debt (Note 5)	10.0	10.0
Deferred employee benefits (Note 8)	21.9	16.3
Other noncurrent liabilities	1.3	0.4

Total liabilities	47.5	47.8
Commitments and Contingencies (Note 15)

Stockholders’ Equity
Common stock - unlimited shares authorized; 100 shares issued in 2009 and 2008 (Note 6)	—	—
Additional paid-in capital	204.6	204.6
Retained earnings	12.5	23.7
Accumulated other comprehensive loss	(24.9)	(49.0)

Total stockholders’ equity	192.2	179.3

Total liabilities and stockholders’ equity	$239.7	$227.1

See Notes to Consolidated Financial Statements.

RYERSON CANADA, INC. AND SUBSIDIARY COMPANIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

(In millions, except share data, expressed in US Dollars)

					Accumulated Other Comprehensive Income (Loss)
	Common Stock		Additional Paid-In Capital	Retained Earnings	Foreign Currency Translation	Benefit Plan Liabilities	Total
	Shares	Dollars	Dollars	Dollars	Dollars	Dollars	Dollars
Predecessor
Balance at January 1, 2007	100	$—	$102.6	$38.5	$10.1	$(3.1)	$148.1
Net income	—	—	—	18.6	—	—	18.6
Capital contribution from parent	—	—	0.2	—	—	—	0.2
Foreign currency translation	—	—	—	—	31.2	—	31.2
Changes in unrecognized benefit costs (net of tax provision of $0.5)	—	—	—	—	—	0.8	0.8

Balance at October 19, 2007	100	$—	$102.8	$57.1	$41.3	$(2.3)	$198.9

Successor
Balance at October 20, 2007	100	$—	$203.0	$—	$—	$—	$203.0
Net income	—	—	—	5.2	—	—	5.2
Capital contribution from parent	—	—	1.6	—	—	—	1.6
Foreign currency translation	—	—	—	—	(2.5)	—	(2.5)
Changes in unrecognized benefit costs (net of tax benefit of $1.7)	—	—	—	—	—	(3.9)	(3.9)

Balance at December 31, 2007	100	$—	$204.6	$5.2	$(2.5)	$(3.9)	$203.4
Net income	—	—	—	18.5	—	—	18.5
Foreign currency translation	—	—	—	—	(43.3)	—	(43.3)
Changes in unrecognized benefit costs (net of tax provision of $1.3)	—	—	—	—	—	0.7	0.7

Balance at December 31, 2008	100	$—	$204.6	$23.7	$(45.8)	$(3.2)	$179.3
Net loss	—	—	—	(11.2)	—	—	(11.2)
Foreign currency translation	—	—	—	—	28.4	—	28.4
Changes in unrecognized benefit costs (net of tax benefit of $1.8)	—	—	—	—	—	(4.3)	(4.3)

Balance at December 31, 2009	100	$—	$204.6	$12.5	$(17.4)	$(7.5)	$192.2

See Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1: Statement of Accounting and Financial Policies

Business Description and Basis of Presentation. Ryerson Canada, Inc., a Canadian corporation (“Ryerson Canada”) conducts materials distribution operations in Canada. Unless the context indicates otherwise, Ryerson Canada, together with its subsidiaries, is collectively referred to herein as “we,” “us,” “our,” or the “Company.” Ryerson Canada is a wholly-owned subsidiary of Ryerson Inc. (“Ryerson”), a U.S. Company.

Ryerson, a Delaware corporation, is a wholly-owned subsidiary of Ryerson Holding Corporation (“Ryerson Holding”), formerly named Rhombus Holding Corporation. Due to the Platinum Acquisition (see Note 2), fiscal 2007 consists of two separate periods of January 1, 2007 to October 19, 2007 (Predecessor) and October 20, 2007 to December 31, 2007 (Successor).

Fiscal Year. Prior to 2008, the Company reported results of operations based on a fiscal year ending on the last Friday in December. In 2008, the Company amended its bylaws to make its fiscal year end December 31 consistent with Ryerson. For clarity of presentation, all periods are presented as if the year ended on December 31. Fiscal years 2009, 2008, and 2007 ended on December 31, December 31, and December 28, respectively. The use of the different fiscal period for the Company did not have a material impact on the Company’s results of operations.

In June 2009, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Codification (“ASC”) 105, FASB Accounting Standards Codification (“ASC 105”). The statement confirmed that the FASB Accounting Standards Codification (the “Codification”) is the single official source of authoritative generally accepted accounting principles (“GAAP’) in the United States (other than guidance issued by the SEC), superseding existing FASB, American Institute of Certified Public Accountants, Emerging Issues Task Force, and related literature. The Codification does not change GAAP. Instead, it introduces a new structure that is organized in an easily accessible, user-friendly online research system. The Codification, which changed the referencing of financial standards, is effective for interim and annual periods ending on or after September 15, 2009. Thereafter, only one level of authoritative GAAP exists. All other literature is considered non-authoritative. The adoption of ASC 105 did not impact the Company’s financial condition or results of operations.

Principles of Consolidation. The Company consolidates entities in which it owns or controls more than 50% of the voting shares. Effective January 1, 2007, Ryerson’s operating subsidiaries Integris Metals Ltd., a Canadian federal corporation, and Ryerson Canada., an Ontario corporation, were amalgamated as Ryerson Canada. The amalgamation did not have an impact on the Company’s results of operations. All significant intercompany balances and transactions have been eliminated in consolidation. Additionally, variable interest entities that do not have sufficient equity investment to permit the entity to finance its activities without additional subordinated support from other parties or whose equity investors lack the characteristics of a controlling financial interest for which the Company is the primary beneficiary are included in the consolidated financial statements. There were no such variable entities that were required to be consolidated as of December 31, 2009 or 2008.

Use of Estimates. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and related notes to financial statements. Changes in such estimates may affect amounts reported in future periods.

Revenue Recognition. Revenue is recognized in accordance with FASB ASC 605, “Revenue Recognition.” Revenue is recognized upon delivery of product to customers. The timing of shipment is substantially the same as the timing of delivery to customers given the proximity of the Company’s distribution sites to its customers. Revenue is recorded net of returns, allowances, customer discounts and incentives. Sales taxes collected from customers and remitted to governmental authorities are accounted for on a net (excluded from revenues) basis.

Provision for allowances, claims and doubtful accounts. The Company performs ongoing credit evaluations of customers and sets credit limits based upon review of the customers’ current credit information and payment history. The Company monitors customer payments and maintains a provision for estimated credit losses based on historical experience and specific customer collection issues that the Company has identified. Estimation of such losses requires adjusting historical loss experience for current economic conditions and judgments about the probable effects of economic conditions on certain customers. The Company cannot guarantee that the rate of future credit losses will be similar to past experience. Provisions for allowances and claims are based upon historical rates, expected trends and estimates of potential returns, allowances, customer discounts and incentives. The Company considers all available information when assessing the adequacy of the provision for allowances, claims and doubtful accounts.

Shipping and Handling Fees and Costs. Shipping and handling fees billed to customers are classified in “Net Sales” in our Consolidated Statement of Operations. Shipping and handling costs, primarily distribution costs, are classified in “Warehousing, delivery, selling, general and administrative” expenses in our Consolidated Statement of Operations. These costs totaled $5.0 million for the year ended December 31, 2009, $8.2 million for the year ended December 31, 2008, $1.6 million for the period October 20 to December 31, 2007, and $5.9 million for the period January 1 to October 19, 2007.

Benefits for Retired Employees. The Company recognizes the funded status of its defined benefit pension and other postretirement plans in the Consolidated Balance Sheets, with changes in the funded status recognized through accumulated other comprehensive income (loss), net of tax, in the year in which the changes occur. The estimated cost of the Company’s defined benefit pension plan and its postretirement medical benefits are determined annually after considering information provided by consulting actuaries. Key factors used in developing estimates of these liabilities include assumptions related to discount rates, rates of return on investments, future compensation costs, healthcare cost trends, benefit payment patterns and other factors. The cost of these benefits for retirees is accrued during their term of employment (see Note 8). Pensions are funded in accordance with the requirements of the Ontario Pension Benefits Act into a trust established for the Ryerson Canada Pension Plans. Costs for retired employee medical benefits are funded when claims are submitted. Certain employees are covered by a defined contribution plan, for which the cost is expensed in the period earned.

Cash equivalents. Cash equivalents reflected in the financial statements are highly liquid, short-term investments with original maturities of three months or less that are an integral part of the Company’s cash management portfolio. Checks issued in excess of funds on deposit at the bank represent “book” overdrafts and are reclassified to accounts payable. Amounts reclassified were zero at December 31, 2009 and 2008, respectively.

Inventory Valuation. Inventories are stated at the lower of cost or market value. We use the weighted-average cost method for valuing our inventories.

Property, Plant and Equipment. Property, plant and equipment are depreciated, for financial reporting purposes, using the straight-line method over the estimated useful lives of the assets. The provision for depreciation in all periods presented is based on the following estimated useful lives of the assets:

Land improvements	20 years
Buildings	45 years
Machinery and equipment	15 years
Furniture and fixtures	10 years
Transportation equipment	6 years

Expenditures for normal repairs and maintenance are charged against income in the period incurred.

Goodwill. In accordance with FASB ASC 350, “Intangibles – Goodwill and Other” (“ASC 350”), goodwill is reviewed at least annually for impairment using a two-step approach. In the first step, the Company tests for impairment of goodwill by estimating the fair values of its reporting units using the present value of future cash flows approach, subject to a comparison for reasonableness to a market approach at the date of valuation. If the carrying amount exceeds the fair value, the second step of the goodwill impairment test is performed to measure the amount of the impairment loss, if any. In the second step the implied fair value of the goodwill is estimated as the fair value of the reporting unit used in the first step less the fair value of all other net tangible and intangible assets of the reporting unit. If the carrying amount of goodwill exceeds its implied fair value, an impairment loss is recognized in an amount equal to that excess, not to exceed the carrying amount of the goodwill. In addition, goodwill of a reporting unit is tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying value. The Company performs its annual impairment testing during the fourth quarter and determined that there was no impairment in 2009.

Long-lived Assets and Other Intangible Assets. Long-lived assets held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company estimates the future cash flows expected to result from the use of the asset and its eventual disposition. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment is recognized. Any related impairment loss is calculated based upon comparison of the fair value to the carrying value of the asset. Separate intangible assets that have finite useful lives are amortized over their useful lives. An impaired intangible asset would be written down to fair value, using the discounted cash flow method. Other intangible assets were amortized primarily over a period of 3 to 4 years up to and including October 19, 2007 and over a period of 13 years on and after October 20, 2007.

Deferred financing costs associated with the issuance of debt are being amortized using the effective interest method over the life of the debt (see Note 5).

Income Taxes. Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Company follows detailed guidelines in each tax jurisdiction when reviewing tax assets recorded on the balance sheet and provides for valuation allowances when it is more likely than not that the asset will not be realized.

Foreign Currency. The Company translates its assets and liabilities, for which the functional currency is the Canadian dollar, into U.S. dollars at the current rate of exchange on the last day of the reporting period. Revenues and expenses are translated at the average monthly exchange rates prevailing during the year.

For foreign currency transactions, the Company translates these amounts to the Company’s functional currency at the exchange rate effective on the invoice date. If the exchange rate changes between the time of purchase and the time actual payment is made, a foreign exchange transaction gain or loss results which is included in determining net income for the period. The Company recognized a $13.3 million exchange loss for the year ended December 31, 2009, $0.1 million exchange gain for the year ended December 31, 2008, a $0.7 million exchange loss for the period from October 20 to December 31, 2007, and a $1.2 million exchange gain for the period from January 1 to October 19, 2007. These amounts are primarily classified in “Other income and expense, net” in our Consolidated Statement of Operations.

Recent Accounting Pronouncements

In March 2008, the FASB issued ASC 815-10-50, “Derivatives and Hedging—Disclosure” (“ASC 815-10-50”). This statement is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures. The Company adopted ASC 815-10-50 as of January 1, 2009 and appropriately applied the disclosure requirements in the accompanying financial statements.

In December 2008, the FASB issued ASC 715-20-65, “Compensation – Retirement Benefits” (“ASC 715-20-65”). ASC 715-20-65 provides guidance on an employer’s disclosures about plan assets of a defined benefit pension or other postretirement plan. The disclosures about plan assets required shall be provided for fiscal years ending after December 15, 2009. The required disclosures are provided in Note 8.

In May 2009, the FASB issued ASC 855, “Subsequent Events” (“ASC 855”). The objective of this statement is to establish general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. In particular, this statement sets forth: a) the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements; b) the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements; and c) the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. In accordance with this statement, an entity should apply the requirements to interim or annual financial periods ending after June 15, 2009. We adopted ASC 855 in the second quarter of fiscal 2009 and the adoption did not have a material impact on our consolidated financial statements.

In August 2009, the FASB issued Accounting Standards Update (“ASU”) No. 2009-05, “Measuring Liabilities at Fair Value,” which clarifies that in circumstances where a quoted market price in an active market for an identical liability is not available, a reporting entity must measure fair value of the liability using one of the following techniques: 1) the quoted price of the identical liability when traded as an asset; 2) quoted prices for similar liabilities or similar liabilities when traded as assets; or 3) another valuation technique, such as a present value technique or the amount that the reporting entity would pay to transfer the identical liability or would receive to enter into the identical liability that is consistent with the provisions of ASC 820, “Fair Value Measurements and Disclosures.” This statement becomes effective for the first reporting period (including interim periods) beginning after issuance. We adopted this statement during the fourth quarter of fiscal 2009. The adoption did not have an impact on our financial statements.

In January 2010, the FASB issued ASU 2010-6, “Improving Disclosures About Fair Value Measurements” (“ASU 2010-6”), which requires reporting entities to make new disclosures about recurring or nonrecurring fair-value measurements including significant transfers into and out of Level 1 and Level 2 fair-value measurements and information on purchases, sales, issuances, and settlements on a gross basis in the reconciliation of Level 3 fair- value measurements. ASU 2010-6 is effective for annual reporting periods beginning after December 15, 2009, except for Level 3 reconciliation disclosures which are effective for annual periods beginning after December 15, 2010. We do not expect the adoption of ASU 2010-6 to have a material impact on our consolidated financial statements.

Note 2: Business Combination

Platinum Acquisition

On October 19, 2007, the merger (the “Platinum Acquisition”) of Rhombus Merger Corporation (“Merger Sub”), a Delaware corporation and a wholly-owned subsidiary of Ryerson Holding, with and into Ryerson, was consummated in accordance with the Agreement and Plan of Merger, dated July 24, 2007, by and among Ryerson, Ryerson Holding and Merger Sub (the “Merger Agreement”). Upon the closing of the Platinum Acquisition, Ryerson, including Ryerson Canada, became wholly-owned direct and indirect subsidiaries of Ryerson Holding. Ryerson Holding is 99% owned by affiliates of Platinum Equity, LLC.

Merger Sub was formed solely for the purpose of merging with and into Ryerson. Ryerson is the surviving corporation of the Platinum Acquisition and assumed the obligations of Merger Sub. Also, on October 19, 2007, Merger Sub entered into a 5-year, $1.35 billion revolving credit facility agreement (“Ryerson Credit Facility”) with a maturity date of October 18, 2012. The total $1.35 billion revolving credit facility has an allocation of $1.2 billion to Ryerson’s affiliates in the United States and an allocation of $150 million to Ryerson Canada. Proceeds from the initial borrowings under the Ryerson Credit Facility were used to finance the Platinum Acquisition and pay other costs and expenses related to the transactions.

The Platinum Acquisition has been accounted for under the purchase method of accounting, and accordingly, the purchase price has been allocated to the identifiable assets and liabilities based on estimated fair values at the acquisition date. Goodwill recorded in connection with the Platinum Acquisition is not deductible for income tax purposes.

A summary of the fair values of the Ryerson Canada assets acquired and liabilities assumed is as follows:

	At October 19, 2007
	(In millions)
Cash and cash equivalents	$13.9
Accounts receivable	98.0
Inventories	109.6
Prepaid expenses and other current assets	7.8
Property, plant & equipment	42.2
Deferred income taxes	3.3
Intangible assets	1.5
Goodwill	7.2

Total assets acquired		283.5
Current liabilities	(49.3)
Long-term debt	(10.0)
Deferred employee benefits and other credits	(21.2)

Total liabilities assumed		(80.5)

Net assets acquired		$203.0

The following unaudited pro forma information presents consolidated results of operations for the year ended December 31, 2007 as if the Platinum Acquisition on October 19, 2007 had occurred January 1, 2006:

Pro Forma Year Ended December 31, 2007
(In millions)
Net sales	$615.8
Net income	25.1

Note 3: Inventories

Inventories were classified on December 31 as follows:

	At December 31,
	2009	2008
	(In millions)
In process and finished products	$55.6	$60.6

Substantially all of our inventories consist of finished products.

Note 4: Property, Plant and Equipment

Property, plant and equipment consisted of the following at December 31:

	At December 31,
	2009	2008
	(In millions)
Land and land improvements	$10.3	$8.8
Buildings and leasehold improvements	14.0	11.9
Machinery, equipment and other	17.8	14.0
Construction in progress	1.5	0.9

Total	43.6	35.6
Less: Accumulated depreciation	(3.6)	(1.7)

Net property, plant and equipment	$40.0	$33.9

Note 5: Long-Term Debt

Long-term debt consisted of the following at December 31:

	At December 31,
	2009	2008
	(In millions)
Ryerson Credit Facility	$—	$—
Related Party Long-term Debt	10.0	10.0

Total long-term debt	$10.0	$10.0

The principal payments required to be made on debt during the next five fiscal years are shown below:

Amount
(In millions)
For the year ended 12/31/10	$—
For the year ended 12/31/11	—
For the year ended 12/31/12	—
For the year ended 12/31/13	—
For the year ended 12/31/14	—
For the years ended thereafter	10.0

Ryerson Credit Facility

On October 19, 2007, Merger Sub, together with certain of its affiliates including Ryerson Canada, entered into the Ryerson Credit Facility, a 5-year, $1.35 billion revolving credit facility agreement with a maturity date of October 18, 2012. The total $1.35 billion revolving credit facility has an allocation of $1.2 billion to Ryerson’s affiliates in the United States and an allocation of $150 million to Ryerson Canada. Initial proceeds from the Ryerson Credit Facility were used to finance the Platinum Acquisition and pay merger related transaction costs.

At December 31, 2009, the Company had no outstanding borrowings, no letters of credit issued and $63.3 million available under its $150 million allocated portion of the $1.35 billion Ryerson Credit Facility compared to no outstanding borrowings, no letters of credit issued and $97.2 million available at December 31, 2008. Total credit availability is limited by the amount of eligible account receivables and inventory pledged as collateral under the agreement insofar as the Company is subject to a borrowing base comprised of the aggregate of these two amounts, less applicable reserves. Eligible account receivables, at any date of determination, are comprised of the aggregate value of all accounts directly created by a borrower in the ordinary course of business arising out of the sale of goods or the rendition of services, each of which has been invoiced, with such receivables adjusted to exclude various ineligible accounts, including, among other things, those to which a borrower does not have sole and absolute title and accounts arising out of a sale of an employee, officer, director, or affiliate of the borrower.

Amounts outstanding under the Ryerson Credit Facility bear interest at a rate determined by reference to the Canadian base rate (Bank of America-Canada Branch’s “Base Rate” for loans in U.S. Dollars in Canada) or the BA rate (average annual rate applicable to Canadian Dollar bankers’ acceptances) or a LIBOR rate and the Canadian prime rate (Bank of America-Canada Branch’s “Prime Rate.”). The spread over the base rate and Canadian prime rate is between 0.25% and 1.00% and the spread over the LIBOR and for the bankers’ acceptances is between 1.25% and 2.00%, depending on the amount available to be borrowed. Overdue amounts and all amounts owed during the existence of a default bear interest at 2% above the rate otherwise applicable thereto. The Company also pays commitment fees on amounts not borrowed at a rate between 0.25% and 0.35% depending on the average borrowings as a percentage of the total $150 million agreement during a rolling three month period.

Borrowings under the Ryerson Credit Facility are secured by first-priority liens on all of the inventory, accounts receivable, lockbox accounts and related assets of Ryerson Canada.

The Ryerson Credit Facility contains covenants that, among other things, restrict Ryerson Canada with respect to the incurrence of debt, the creation of liens, transactions with affiliates, mergers and consolidations, sales of assets and acquisitions. The Ryerson Credit Facility also requires that, if availability under such facility declines to a certain level, Ryerson maintain a minimum fixed charge coverage ratio as of the end of each fiscal quarter.

The Ryerson Credit Facility contains events of default with respect to, among other things, default in the payment of principal when due or the payment of interest, fees and other amounts after a specified grace period, material misrepresentations, failure to perform certain specified covenants, certain bankruptcy events, the invalidity of certain security agreements or guarantees, material judgments and the occurrence of a change of control of Ryerson Holding. If such an event of default occurs, the lenders under the Ryerson Credit Facility will be entitled to various remedies, including acceleration of amounts outstanding under the Ryerson Credit Facility and all other actions permitted to be taken by secured creditors.

The lenders under the Ryerson Credit Facility have the ability to reject a borrowing request if any event, circumstance or development has occurred that has had or could reasonably be expected to have a material adverse effect on Ryerson. If Ryerson or any significant subsidiaries of the other borrowers becomes insolvent or commences bankruptcy proceedings, all amounts borrowed under the Ryerson Credit Facility will become immediately due and payable.

Amended Credit Facility

On January 26, 2007, Ryerson, together with certain affiliates including Ryerson Canada, entered into an amended and restated revolving credit facility of $1.1 billion that would have expired on January 4, 2011. This transaction resulted in a 5-year, $750 million revolving credit facility (the “Amended Credit Facility”). The Amended Credit Facility was terminated in connection with the Platinum Acquisition (see Note 2) on October 19, 2007.

Related Party Note

On November 21, 2000, the Company borrowed $15 million from a subsidiary of Ryerson. The Note bears interest at a rate of 7.5% per annum. The Note had an initial term of one year and automatically renews for an additional one year term each year upon maturity. At December 31, 2009 and 2008, the balance outstanding was $10.0 million.

Note 6: Stockholders’ Equity

Ryerson Canada is a wholly-owned subsidiary of Ryerson Inc. As of December 31, 2009, the Company had 100 shares of common stock issued and outstanding with no par value. The common stock of the Company does not contain any conversion or unusual voting rights.

Note 7: Derivatives and Fair Value of Financial Instruments

Derivatives

The Company adopted the provisions of FASB ASC 815-10-50, “Derivatives and Hedging—Disclosure” (“ASC 815-10-50”) as of January 1, 2009. This statement is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures.

The Company is exposed to certain risks relating to its ongoing business operations. The primary risks managed by using derivative instruments are foreign currency risk and commodity price risk. We use foreign currency exchange contracts to hedge our variability in cash flows from the forecasted payment of currencies other than the functional currency. From time to time, we may enter into fixed price sales contracts with our customers for certain of our inventory components. We may enter into metal commodity futures and options contracts periodically to reduce volatility in the price of these metals. The Company currently does not account for its derivative contracts as hedges but rather marks them to market with a corresponding offset to current earnings. The fair value of each contract is determined using Level 2 inputs and the market approach valuation technique, as described in FASB ASC 820, “Fair Value Measurements and Disclosures” (“ASC 820”).

The following table summarizes the location and fair value amount of our derivative instruments reported in our consolidated balance sheet as of December 31, 2009 and December 31, 2008:

	Asset Derivatives				Liability Derivatives
	December 31, 2009		December 31, 2008		December 31, 2009		December 31, 2008
	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value
	(In millions)
Derivatives not designated as hedging instruments under ASC 815
Foreign exchange contracts	N/A	$—	Other noncurrent assets	$0.5	Other noncurrent liabilities	$0.1	N/A	$—
Commodity contracts	Related party payable	0.5	N/A	—	N/A	—	Related party payable	2.3

Total derivatives		$0.5		$0.5		$0.1		$2.3

As of December 31, 2009 and December 31, 2008, the Company’s foreign currency exchange contracts had a U.S. dollar notional amount of $15.9 million and $7.3 million, respectively. As of December 31, 2009 and December 31, 2008, the Company had 273 and 320 metric tons, respectively, of nickel futures or option contracts related to forecasted purchases.

The following table summarizes the location and amount of gains and losses reported in our consolidated statement of operations for the years ended December 31, 2009 and 2008 and the periods from October 20 to December 31, 2007 and January 1 to October 19, 2007:

		Amount of Gain/(Loss) Recognized in Income on Derivatives
		Successor			Predecessor
Derivatives not designated as hedging instruments under ASC 815	Location of Gain/(Loss) Recognized in Income on Derivative	Year Ended December 31, 2009	Year Ended December 31, 2008	October 20 to December 31, 2007	January 1 to October 19, 2007
			(In millions)
Foreign exchange contracts	Other income and (expense), net	$(0.3)	$0.4	$3.8	$(1.8)

Commodity contracts	Cost of materials sold	2.9	(2.5)	—	—

Total		$2.6	$(2.1)	$3.8	$(1.8)

Fair Value of Financial Instruments

Effective January 1, 2008, the Company partially adopted ASC 820, which primarily requires expanded disclosure for assets and liabilities recorded on the balance sheet at fair value. As permitted by ASC 820-10-65-1, the Company adopted the nonrecurring fair value measurement disclosures of nonfinancial assets and liabilities on January 1, 2009. The adoption did not have a material impact on our consolidated financial statements. To increase consistency and comparability in fair value measurements, ASC 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three levels as follows:

1.	Level 1—quoted prices (unadjusted) in active markets for identical asset or liabilities that the Company has the ability to access as of the reporting date.

2.	Level 2—inputs other than quoted prices included within Level 1 that are directly observable for the asset or liability or indirectly observable through corroboration with observable market data.

3.	Level 3—unobservable inputs, such as internally-developed pricing models for the asset or liability due to little or no market activity for the asset or liability.

The following table presents assets and liabilities measured and recorded at fair value on our Consolidated Balance Sheets on a recurring basis and their level within the fair value hierarchy as of December 31, 2009:

	At December 31, 2009
	Level 1	Level 2	Level 3
	(In millions)
Assets
Cash equivalents	$—	$80.0	$—
Mark-to-market derivative	—	0.5	—

Liabilities
Mark-to-market derivatives	—	0.1	—

The carrying and estimated fair values of the Company’s financial instruments at December 31, 2009 and December 31, 2008 were as follows:

	December 31, 2009		December 31, 2008
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(In millions)
Cash and cash equivalents	$84.2	$84.2	$60.5	$60.5
Receivables less provision for allowances, claims and doubtful accounts	39.4	39.4	56.9	56.9
Accounts payable	11.3	11.3	13.9	13.9
Related party debt	10.0	10.0	10.0	10.0

The estimated fair value of the Company’s cash and cash equivalents, receivables less provision for allowances, claims and doubtful accounts, accounts payable, and related party debt approximate their carrying amounts due to the short-term nature of these financial instruments.

Note 8: Employee Benefits

The Company adopted FASB ASC 715, “Compensation – Retirement Benefits” (“ASC 715”) in the fourth quarter of 2006. In addition to requirements for an employer to recognize in its consolidated balance sheet an asset for a plan’s overfunded status or a liability for a plan’s underfunded status and to recognize changes in the funded status of a defined benefit postretirement plan in the year in which the changes occur, ASC 715 requires an employer to measure a plan’s assets and its obligations that determine its funded status as of the end of the employer’s fiscal year.

For the years ended December 31, 2009 and 2008, the periods October 20 to December 31, 2007, and January 1 to October 19, 2007 expense recognized for the Company’s defined contribution plan was $1.0 million, $0.7 million, $0.1 million, and $0.7 million, respectively.

In February and December 2009, the Company amended the terms of two of our post-retirement medical and life insurance plans which effectively eliminated benefits to a group of employees unless these individuals agreed to retire by October 1, 2010. These actions meet the definition of a curtailment under FASB ASC 715-30-15 and resulted in a curtailment gain of approximately $2 million for the year ended December 31, 2009.

The Company has other deferred employee benefit plans, including supplemental pension plans, the liability for which totaled $4.0 million at December 31, 2009 and $3.0 million at December 31, 2008.

Summary of Assumptions and Activity

The tables included below provide reconciliations of benefit obligations and fair value of plan assets of the Company plans as well as the funded status and components of net periodic benefit costs for each period related to each plan. The Company uses a December 31 measurement date to determine the pension and other postretirement benefit information. The Company also used a measurement date of October 19, 2007 due to the Platinum Acquisition.

The assumptions used to determine benefit obligations at the end of the periods and net periodic benefit costs for the Pension Benefits for Canadian plans were as follows:

	Successor			Predecessor
	Year Ended December 31, 2009	Year Ended December 31, 2008	October 20 to December 31, 2007	January 1 to October 19, 2007
Discount rate for calculating obligations	5.75%	7.50%	5.50%	5.75%
Discount rate for calculating net periodic benefit cost	7.50	5.50	5.75	5.25
Expected rate of return on plan assets	7.00	7.00	6.50	7.00
Rate of compensation increase	3.50	3.50	3.50	3.50

The expected rate of return on Canadian plan assets is 7.00% for 2010.

The assumptions used to determine benefit obligations at the end of the periods and net periodic benefit costs for the Other Postretirement Benefits, primarily healthcare, for Canadian plans were as follows:

	Successor			Predecessor
	Year Ended December 31, 2009	Year Ended December 31, 2008	October 20 to December 31, 2007	January 1 to October 19, 2007
Discount rate for calculating obligations	5.75%	7.50%	5.50%	5.75%
Discount rate for calculating net periodic benefit cost	7.50	5.50	5.75	5.25
Rate of compensation increase	3.50	3.50	3.50	3.50

	Year Ended December 31,
	Pension Benefits		Other Benefits
	2009	2008	2009	2008
	(In millions)
Change in Benefit Obligation
Benefit obligation at beginning of period	$35	$54	$14	$22
Service cost	1	1	—	—
Interest cost	3	3	1	1
Actuarial (gain) loss	7	(9)	1	(4)
Curtailment gain	—	—	(2)	—
Effect of changes in exchange rates	6	(10)	2	(4)
Benefits paid (net of participant contributions)	(3)	(4)	(1)	(1)

Benefit obligation at end of period	$49	$35	$15	$14

Accumulated benefit obligation at end of period	$46	$34	N/A	N/A

Change in Plan Assets
Plan assets at fair value at beginning of period	$35	$57	$—	$—
Actual return (loss) on plan assets	7	(10)	—	—
Employer contributions	1	2	1	1
Effect of changes in exchange rates	6	(10)	—	—
Benefits paid (net of participant contributions)	(3)	(4)	(1)	(1)

Plan assets at fair value at end of period	$46	$35	$—	$—

Reconciliation of Amount Recognized
Funded status	$(3)	$—	$(15)	$(14)

Amounts recognized in balance sheet consist of:
Current liabilities	$—	$—	$(1)	$(1)
Noncurrent liabilities	(3)	—	(14)	(13)

Net benefit liability at the end of the period	$(3)	$—	$(15)	$(14)

Amounts recognized in accumulated other comprehensive income (loss) at December 31, 2009 and 2008 consist of the following:

	At December 31,
	Pension Benefits		Other Benefits
	2009	2008	2009	2008
	(In millions)
Amounts recognized in accumulated other comprehensive income (loss), pre–tax, consists of
Net actuarial loss (gain)	$12	$7	$(2)	$(3)

Net actuarial losses of $0.5 million for pension benefits and net actuarial gains of $0.1 million for other postretirement benefits are expected to be amortized from accumulated other comprehensive income (loss) into net periodic benefit cost over the next fiscal year.

Amounts recognized in other comprehensive income (loss) for the years ended December 31, 2009 and 2008 consist of the following:

	Year Ended December 31,
	Pension Benefits		Other Benefits
	2009	2008	2009	2008
	(In millions)
Amounts recognized in other comprehensive income (loss), pre–tax, consists of
Net actuarial loss (gain)	$3	$5	$1	$(5)

For measurement purposes for Canadian plans at December 31, 2009, the annual rate of increase in the per capita cost of covered health care benefits was 12 percent per annum, grading down to 5 percent in 2023, the level at which it is expected to remain. For measurement purposes at December 31, 2008, the annual rate of increase in the per capita cost of covered health care benefits for the Company’s salaried plan was 10 percent per annum, grading down to 6 percent in 2012, and 12 percent per annum, grading down to 6 percent in 2014 for the Company’s bargaining plan, the level at which it is expected to remain. For measurement purposes at December 31, 2007 and October 19, 2007, the annual rate of increase in the per capita cost of covered health care benefits was 12 percent per annum, grading down to 6 percent in 2013, the level at which it is expected to remain.

	Pension Benefits				Other Benefits
	Successor			Predecessor	Successor			Predecessor
	Year Ended December 31, 2009	Year Ended December 31, 2008	October 20 to December 31, 2007	January 1 to October 19, 2007	Year Ended December 31, 2009	Year Ended December 31, 2008	October 20 to December 31, 2007	January 1 to October 19, 2007
	(In millions)
Components of net periodic benefit cost
Service cost	$1	$1	$—	$1	$—	$—	$—	$—
Interest cost	3	2	1	2	1	1	—	1
Expected return on assets	(3)	(3)	(1)	(3)	—	—	—	—
Recognized actuarial loss	—	—	—	—	—	—	—	1
Curtailment gain	—	—	—	—	(2)	—	—	—

Net periodic benefit cost	$1	$—	$—	$—	$(1)	$1	$—	$2

The assumed health care cost trend rate has an effect on the amounts reported for the health care plans. For purposes of determining net periodic benefit cost for Canadian plans, the annual rate of increase in the per capita cost of covered health care benefits was 12 percent for the year ended December 31, 2009, grading down to 5 percent in 2023. A one-percentage-point change in the assumed health care cost trend rate would have the following effects:

	1% increase	1% decrease
	(In millions)
Effect on service cost plus interest cost	$0.1	$(0.1)
Effect on postretirement benefit obligation	1.7	(1.4)

Pension Trust Assets

The expected long-term rate of return on pension trust assets is 7.0% based on the historical investment returns of the trust, the forecasted returns of the asset classes and a survey of comparable pension plan sponsors.

The Company’s pension trust weighted-average asset allocations at December 31, 2009 and 2008, by asset category are as follows:

	Trust Assets at December 31,
	2009	2008
Equity securities	61.0%	49.2%
Debt securities	39.0	50.8

Total	100.0%	100.0%

The Board of Directors of Ryerson has general supervisory authority over the Pension Trust Fund and approves the investment policies and plan asset target allocation. An internal Ryerson management committee provides on-going oversight of plan assets in accordance with the approved policies and asset allocation ranges and has the authority to appoint and dismiss investment managers. The investment policy objectives are to maximize long-term return from a diversified pool of assets while minimizing the risk of large losses, and to maintain adequate liquidity to permit timely payment of all benefits. The policies include diversification requirements and restrictions on concentration in any one single issuer or asset class. The currently approved asset investment classes are cash; fixed income; domestic equities; international equities; and real estate. Ryerson management allocates the plan assets among the approved investment classes and provides appropriate directions to the investment managers pursuant to such allocations.

The approved target allocations as of the December 31, 2009 and 2008 measurement dates were as follows:

	2009	2008
Equity securities	60%	52%
Debt securities	40	48

Total	100%	100%

The fair value of Ryerson’s pension plan assets at December 31, 2009 by asset category are as follows:

	Fair Value Measurements at December 31, 2009
Asset Category	Total	Level 1	Level 2	Level 3
			(In millions)
Cash	$0.3	$0.3	$—	$—
Equity securities:
Canadian large cap	12.9	12.9	—	—
Canadian small cap	1.1	1.1	—	—
International large cap	5.9	5.9	—	—
International small/mid cap	0.9	0.9	—	—
Other International companies	6.9	6.9	—	—
Fixed income securities:
Investment grade debt	17.8	17.8	—	—
Non-investment grade debt	0.1	0.1	—	—

Total	$45.9	$45.9	$—	$—

Securities listed on one or more national securities exchanges are valued at their last reported sales price on the date of valuation. If no sale occurred on the valuation date, the security is valued at the mean of the last “bid” and “ask” prices on the valuation date.

Corporate and government bonds which are not listed or admitted to trading on any securities exchanges are valued at the average mean of the last bid and ask prices on the valuation date based on quotations supplied by recognized quotation services or by reputable broker dealers.

Contributions

The Company contributed $1.3 million for the year ended December 31, 2009, $1.8 million for the year ended December 31, 2008, $0.3 million for the period October 20, 2007 to December 31, 2007, and $2.4 million for the period January 1, 2007 to October 19, 2007 to improve the funded status of the pension plans. At December 31, 2009, the Company anticipates that it will have a minimum required pension contribution funding of approximately $0.9 million in 2010.

Estimated Future Benefit Payments

	Pension Benefits	Other Benefits
	(In millions)
2010	$2.8	$0.7
2011	2.7	0.8
2012	2.8	0.8
2013	2.8	0.9
2014	2.7	0.9
2015-2019	12.4	6.7

Note 9: Restructuring Charges

The following summarizes restructuring accrual activity for the years ended December 31, 2009 and 2008, periods October 20, 2007 to December 31, 2007 and January 1, 2007 to October 19, 2007:

Employee related costs
(In millions)
Predecessor
Balance at January 1, 2007	$—
Restructuring charges	0.6
Cash payments	(0.2)

Balance at October 19, 2007	$0.4

Successor
Exit plan liability assumed in acquisition	$1.7
Cash payments	(0.2)

Balance at December 31, 2007	$1.5
Adjustment to exit plan liability	0.3
Cash payments	(1.4)

Balance at December 31, 2008	$0.4
Adjustment to exit plan liability	(0.1)
Cash payments	(0.3)

Balance at December 31, 2009	$—

2009

During 2009, the Company paid $0.3 million related to the exit plan liability recorded on October 19, 2007, as part of the Platinum Acquisition. The Company also recorded a $0.1 million reduction in the exit plan liability assumed in the acquisition due to lower employee severance costs than anticipated in the initial restructuring plan.

2008

During 2008, the Company paid $1.4 million related to the exit plan liability recorded on October 19, 2007, as part of the Platinum Acquisition. The Company also recorded a $0.3 million increase to the exit plan liability assumed in the acquisition due to 8 more employee terminations than anticipated in the initial restructuring plan.

2007

On October 19, 2007, as part of the Platinum Acquisition, the Company recorded a liability of $1.7 million for exit costs assumed in the acquisition, which are the result of a preliminary plan of facility consolidations and organizational restructuring. The liability consists of future cash outlays for employee-related costs, including severance for 28 employees.

From January 1, 2007 through October 19, 2007, the Company recorded a charge of $0.6 million due to workforce reductions resulting from the closure of one of our facilities. The charge consists of future cash outlays for employee-related costs, including severance for 11 employees.

Note 10: Income Taxes

The elements of the provision for income taxes were as follows:

	Successor			Predecessor
	Year Ended December 31, 2009	Year Ended December 31, 2008	October 20 to December 31, 2007	January 1 to October 19, 2007
	(In millions)
Income (loss) before income tax	$(12.6)	$27.9	$7.8	$28.6

Current income taxes (benefit):
Canadian	$(2.3)	$9.1	$1.7	$9.3
Deferred income taxes
Canadian	0.9	0.3	0.9	0.7

Total income tax provision (benefit)	$(1.4)	$9.4	$2.6	$10.0

Income taxes differ from the amounts computed by applying the federal tax rate as follows:

	Successor			Predecessor
	Year Ended December 31, 2009	Year Ended December 31, 2008	October 20 to December 31, 2007	January 1 to October 19, 2007
	(In millions)
Statutory Canadian federal and provincial income taxes	$(4.0)	$9.0	$2.6	$9.8
Non-deductible expenses	1.9	0.2	—	0.1
All other, net	0.7	0.2	—	0.1

Total income tax provision (benefit)	$(1.4)	$9.4	$2.6	$10.0

As of December 31, 2009 and December 31, 2008, the Company has recorded a $4.0 million income tax receivable and $1.8 million income tax receivable, respectively.

The components of the deferred income tax assets and liabilities arising under FASB ASC 740, “Income Taxes,” (“ASC 740”) were as follows:

	At December 31,
	2009	2008
	(In millions)
Deferred tax assets:
Post-retirement benefits other than pensions	$5.9	$6.4
Pension benefits	1.0	—
Bad debt allowances	0.2	0.2
Deferred rent	—	0.1
Restructuring and shut down reserves	—	0.2
Inventory basis differences	0.2	0.1
Capital loss carryforward	1.8	—
Other deductible temporary differences	0.8	1.4

	$9.9	$8.4

Deferred tax liabilities:
Fixed asset basis difference	$6.1	$4.8
Pension liability	—	1.1
Other temporary differences	0.4	—

	6.5	5.9

Net deferred tax asset	$3.4	$2.5

At December 31, 2009 and December 31, 2008, the deferred tax asset related to the Company’s postretirement benefits other than pensions was $5.9 million and $6.4 million, respectively. To the extent that future annual charges continue to exceed amounts deductible for tax purposes, this deferred tax asset will continue to grow. Thereafter, even if the Company should have a tax loss in any year in which the deductible amount would exceed the financial statement expense, the tax law provides for a 20-year carryforward period for that loss.

Effective January 1, 2007, the Company adopted the provisions of ASC 740 relating to the accounting for uncertainty in income taxes. These provisions clarify the accounting for uncertainty in income taxes to be recognized in an enterprise’s financial statements and prescribe a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.

The Company has concluded that there are no significant uncertain tax positions requiring recognition in our financial statements. The Company’s evaluation was performed for the tax years ended December 31, 2004, 2005, 2006, 2007, and 2008 the tax years which remain subject to examination by Canadian federal and provincial tax jurisdictions as of December 31, 2009.

The Company may from time to time be assessed interest or penalties by major tax jurisdictions, although any such assessments historically have been minimal and immaterial to our financial results. In the event we have received an assessment for interest and/or penalties, it has been classified in the financial statements as an interest expense.

Note 11: Goodwill

The following is a summary of changes in the carrying amount of goodwill for the years ended December 31, 2008 and December 31, 2009:

Carrying Amount
(In millions)
Balance at January 1, 2008	$6.9
After-tax adjustments to exit plan liability	0.2
Changes due to foreign currency translation	(1.4)

Balance at December 31, 2008	$5.7
Changes due to foreign currency translation	0.9

Balance at December 31, 2009	$6.6

The goodwill balance of $6.9 million at January 1, 2008 resulted entirely from the Platinum Acquisition. In 2008, the Company adjusted goodwill $0.2 million for amounts related to the Company’s exit plan liability. See further discussion in Note 9.

Note 12: Intangible Assets

The following summarizes the components of intangible assets at December 31, 2009 and 2008:

	December 31, 2009			December 31, 2008
Amortized intangible assets	Gross Carrying Amount	Accumulated Amortization	Net	Gross Carrying Amount	Accumulated Amortization	Net
Customer relationships	$1.3	$(0.2)	$1.1	$1.1	$(0.1)	$1.0

Amortization expense related to intangible assets for the year ended December 31, 2009 was $0.1 million, for the year ended December 31, 2008 was $0.1 million, for the periods October 20 to December 31, 2007 was $0.1 million, and January 1 to October 19, 2007 was $0.5 million.

Other intangible assets were amortized primarily over a period of 3 to 4 years up to and including October 19, 2007 and over a period of 13 years on and after October 20, 2007. Estimated amortization expense related to intangible assets at December 31, 2009, for each of the years in the five year period ending December 31, 2014 and thereafter is as follows:

Estimated Amortization Expense
(In millions)
For the year ended 12/31/10	$0.1
For the year ended 12/31/11	0.1
For the year ended 12/31/12	0.1
For the year ended 12/31/13	0.1
For the year ended 12/31/14	0.1
For the years ended thereafter	0.6

Note 13: Sales by Product

The Company derives substantially all of its sales from the distribution of metals. The following table shows the Company’s percentage of sales by major product line:

	Successor			Predecessor
Product Line	Year Ended December 31, 2009	Year Ended December 31, 2008	October 20 to December 31, 2007	January 1 to October 19, 2007
	(Percentage of Sales)
Stainless	41%	39%	37%	49%
Aluminum	31	29	24	26
Carbon flat rolled	13	9	7	6
Carbon plate, bars, tubing and structurals	5	7	4	4
Other	10	16	28	15

Total	100%	100%	100%	100%

No customer accounted for more than 10 percent of Company sales for the years ended December 31, 2009 and 2008, for the periods from October 20 to December 31, 2007, or January 1 to October 19, 2007. Substantially all of the Company’s sales are made to Canadian customers.

Note 14: Comprehensive Income

The following sets forth the components of comprehensive income:

	Successor			Predecessor
	Year Ended December 31, 2009	Year Ended December 31, 2008	October 20 to December 31, 2007	January 1 to October 19, 2007
Net income (loss)	$(11.2)	$18.5	$5.2	$18.6
Other comprehensive income (loss):
Foreign currency translation adjustments	28.4	(43.3)	(2.5)	31.2
Changes in unrecognized benefit costs, net of tax benefit of $1.8 in 2009, tax provision of $1.3 in 2008, tax benefit of $1.7 for the period from October 20, 2007 to December 31, 2007, tax provision of $0.5 for the period from January 1, 2007 to October 19, 2007	(4.3)	0.7	(3.9)	0.8

Comprehensive income (loss)	$(12.9)	$(24.1)	$(1.2)	$50.6

Note 15: Commitments and Contingencies

Lease Obligations & Other

The Company leases buildings and equipment under noncancelable operating leases expiring in various years through 2020. Future minimum rental commitments for operating leases are estimated to total $51.6 million, including approximately $5.8 million in 2010, $5.1 million in 2011, $4.6 million in 2012, $3.9 million in 2013, $3.8 million in 2014 and $28.4 million thereafter.

Rental expense under operating leases totaled $5.0 million for the year ended December 31, 2009, $6.3 million for the year ended December 31, 2008, $1.1 million for the period October 20 to December 31, 2007, and $4.9 million for the period January 1 to October 19, 2007.

To fulfill contractual requirements for certain customers in 2009, the Company has entered into certain fixed-price noncancellable contractual obligations. These purchase obligations which will all be paid in 2010 aggregated $5.5 million at December 31, 2009.

The Company has pledged as collateral on a senior secured basis 65% of its capital stock or other equity interests in connection with Ryerson debt outstanding at December 31, 2009. The Company has pledged as collateral on a second-priority basis by a lien the assets that secure Ryerson obligations under the revolving Ryerson Credit Facility.

There are various claims and pending actions against the Company. The amount of liability, if any, for those claims and actions at December 31, 2009 is not determinable but, in the opinion of management, such liability, if any, will not have a material adverse effect on the Company’s financial position, results of operations or cash flows.

Concentrations of Various Risks

The Company’s financial instruments consist of cash, accounts receivable, derivative instruments, accounts payable, and notes payable. In the case of cash, accounts receivable and accounts payable, the carrying amount on the balance sheet approximates the fair values due to the short-term nature of these instruments. The derivative instruments are marked to market each period. Based on borrowing rates available to the Company for loans with similar terms, the carrying value of notes payable approximates the fair values.

The Company’s financial instruments that are exposed to concentrations of credit risk consist primarily of cash, derivative financial instruments, and trade accounts receivable. As of December 31, 2009, the Company has all of its outstanding cash with one major financial institution. Our derivative financial instruments are contracts placed with major financial institutions. Credit is generally extended to customers based upon an evaluation of each customer’s financial condition, with terms consistent in the industry and no collateral required. Concentrations of credit risk with respect to trade accounts receivable are limited due to the large number of customers and their dispersion across geographic areas.

Approximately 21% of our total labor force is covered by collective bargaining agreements. There are collective bargaining agreements that will expire in fiscal 2010, which cover approximately 9% of our total labor force. We believe that our overall relationship with the Company employees is good.

Note 16: Related Parties

The Company loaned a subsidiary of Ryerson $30.0 million on December 27, 2007 with a term of 60 days. Interest income accrued on a straight-line basis at a rate of 6.5% per annum. The loan was repaid in February

2008. The Company loaned a subsidiary of Ryerson $70.0 million on March 30, 2009, $80.0 million on June 29, 2009, and $90.0 million on September 29, 2009, with terms of 46 days, 40 days, 38 days, respectively. All amounts were repaid on the maturity dates. Interest income accrued on a straight-line basis at a rate of 9.0% per annum for all 2009 loans.

At December 31, 2009 and December 31, 2008, the Company had a $0.2 million related party payable and $2.0 million related party payable, respectively, primarily for general services. The Company pays Ryerson an annual management fee. The management fee was $3.7 million in 2009, $4.6 million in 2008, $0.6 million in the period from October 20, 2007 to December 31, 2007, and $2.4 million in the period from January 1, 2007 to October 19, 2007. The Company also purchases some inventory from Ryerson. Purchases were $4.1 million in 2009, $14.1 million in 2008, $2.3 million in the period from October 20, 2007 to December 31, 2007, and $15.7 million in the period from January 1, 2007 to October 19, 2007.